Filed Pursuant to Rule 424(b)(3)

Registration No. 333-135626

PROSPECTUS SUPPLEMENT NO. 1

DATED NOVEMBER 3, 2006

TO PROSPECTUS DATED OCTOBER 10, 2006

41,600,523 Shares of Common Stock

This prospectus supplements the prospectus dated October 10, 2006, of Saflink Corporation, relating to the public offering and sale of securities by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Investing in our common stock is highly speculative and involves a high degree of risk. Please see the following to read about factors you should consider before making a decision to purchase shares of our common stock:

•	“Risk Factors” beginning on page 7 of the prospectus; and

•	“Factors That May Affect Future Results” beginning on page 17 of our annual report on Form 10-K filed with the SEC on March 17, 2006, and in our quarterly reports on Form 10-Q filed with the SEC since the end of fiscal 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Under the terms of the securities purchase agreement, dated June 12, 2006, pursuant to which we issued $8.0 million principal amount of our 8% convertible debentures and warrants, we agreed to hold a meeting of our stockholders for the purpose of seeking stockholder approval of the issuance of shares of our common stock underlying the debentures and warrants in excess of 19.999% of our outstanding common stock on the date of the financing. As a result, at our annual meeting on October 27, 2006, we submitted a proposal to our stockholders to approve the issuance of more than 19.999% of our common stock in connection with our June 12, 2006 financing. This proposal received the following votes:

For	Against	Abstain
16,000,876	6,912,279	106,893

The foregoing proposal was approved. Approval of this proposal required the affirmative vote of a majority of the votes cast affirmatively or negatively on the proposal. Abstentions and broker non-votes were each counted as present for purposes of determining the presence of a quorum but did not have any effect on the outcome of the proposal.

The principal amount of the debentures is subject to mandatory monthly redemption at the rate of 1/12 of the original principal amount plus accrued but unpaid interest on the debentures commencing December 1, 2006. We may, in our discretion, elect to pay the monthly redemption amount in cash or in shares of our common stock, subject to the registration of the resale of the shares issuable upon conversion of the debentures under the Securities Act.

We have elected to pay the monthly redemption amount in shares of our common stock. We are required to give the selling stockholders 20 trading days advance notice of our election to pay the monthly redemption amount in shares of common stock, which we provided for the payment due in December 2006.

At the time we provide notice of our election to pay the monthly redemption amount in shares of our common stock, we are obligated to issue a number of shares of our common stock to the debenture holders to be applied against the monthly redemption amount. The number of shares we are obligated to issue is equal to the quotient of the monthly redemption amount divided by the current conversion price of the debentures. Accordingly, on November 2, 2006, we issued a total of 1,481,510 shares of our common stock to the debenture holders to be applied against the total monthly redemption amount due in December 2006. If 85% of the average of the ten lowest daily volume weighted average prices of a share of our common stock during the 20 trading days prior to the payment date is less than $0.45 per share, we will be required to issue additional shares of our common stock based on this lower price per share to make the monthly redemption payment in full.

Interest payments on the debentures are due on each monthly redemption date commencing December 1, 2006. We must pay interest in cash unless we meet certain conditions to pay interest in shares of our common stock. In lieu of cash payments, we may, in our discretion, elect to pay the interest on the debentures in shares of our common stock if we have obtained stockholder approval of the financing, subject to the registration of the resale of the shares of common stock issuable as payment of interest on the debentures under the Securities Act.

We have elected to pay interest on the debentures in shares of our common stock. We are required to give the selling stockholders 20 trading days advance notice of our election to pay interest in shares of common stock, which we provided for the payment due in December 2006. We have also elected to make all future interest payments on the debentures in shares of our common stock until we elect otherwise. Accordingly, our notice indicated that our election to pay interest in shares of common stock applies to future interest payment dates until revised by a subsequent notice.

Our ability to pay the monthly redemption amount and interest on the debentures in shares of our common stock is also subject to certain conditions, including that:

•	we have paid all liquidated damages, if any, in respect to the registration rights of the debenture holders;

•	our common stock is listed and trading on a national market or exchange or the OTC Bulletin Board;

•	there is a sufficient number of authorized but unissued and otherwise unreserved shares of our common stock for the issuance of all of the shares issuable pursuant to the financing;

•	there is no existing event of default under the debentures;

•	the issuance would not violate certain ownership limitations contained in the debentures; and

•	the debenture holder is not in possession of any information that constitutes, or may constitute, material non-public information which was provided to the holder by us.

The date of this prospectus supplement is November 3, 2006

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